SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                           Kaiser Group Holdings, Inc.
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                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)


                                    483059101
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                                 (CUSIP Number)

                                James D. Bennett
                       c/o Bennett Management Corporation
                                2 Stamford Plaza
                                   Suite 1501
                              281 Tresser Boulevard
                           Stamford, Connecticut 06901
                                 (203) 353-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 25, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

----------


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  483059101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James D. Bennett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.  483059101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bennett Restructuring Fund, L.P. - 13-3526877

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     132,493

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     132,493

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     132,493

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  483059101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bennett Offshore Restructuring Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     67,507

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     67,507

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     67,507

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  483059101
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Kaiser Group Holdings, Inc. (the "Issuer"). The address of the Issuer's offices is 9300 Lee Highway, Fairfax, Virginia 22031. This schedule 13D relates to the Issuer's Common Stock, $0.01 Par Value Per Share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by James D. Bennett, a United States citizen, Bennett Restructuring Fund, L.P., a Delaware limited partnership ("BRF") and Bennett Offshore Restructuring Fund, Inc., a Cayman Islands exempted company ("BORF") (collectively, the "Reporting Persons"). The principal business address of Mr. Bennett and BRF is 2 Stamford Plaza, Suite 1501, 281 Tresser Blvd. Stamford, Connecticut 06901. The principal business address of BORF is P.O. Box 2003 GT, Grand Pavilion Commercial Centre, Bougainvillea Way, 802 West Bay Road, Grand Cayman, British West Indies.

Mr. Bennett is the President and a director of Bennett Capital Corporation ("BCC"), a Delaware corporation, which is an investment advisory and management firm. BCC is the general partner of Restructuring Capital Associates, L.P. ("RCA"), a Delaware limited partnership, which is also an investment advisory and management firm. RCA is the general partner of BRF.

Mr. Bennett also serves as a director of BORF.

BRF and BORF each are private investment fund companies. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF pursuant to an agreement with BRF. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. Mr. Bennett is the President and a director of each of BMC and of BOIC.

     (d) Neither Mr. Bennett, nor any of the entities mentioned in (a)-(c), (f) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Bennett, nor any of the entities mentioned in (a)-(c), (f) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Bennett may be deemed to beneficially own 200,000 Shares. The Shares are held by:

1. BRF (132,493 shares, 8.3%) and
2. BORF (67,507 shares, 4.2%) (together, the "Investment Funds").

The funds for the purchase of the Shares by the Investment Funds came from the Investment Funds' respective funds. The total cost for the Shares held by the Investment Funds is $311,093.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Investment Funds' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

James D. Bennett's brother, Jon Bennett, is presently a member of the Board of Directors of the issuer.

This filing is being made to report the sale of 14,848 Shares on August 25, 2005.

In an effort to protect their investment and the investments made on behalf of the investors in Investment Funds, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

    (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Mr. Bennett, BRF and BORF may be deemed to be the beneficial owner of 200,000 Shares, 132,493 Shares and 67,507 Shares, respectively, constituting 12.5%, 8.3% and 4.2% of the Shares of the Issuer, respectively.

Mr. Bennett has the shared power to vote or direct the vote of and dispose or direct the disposition of 200,000 Shares to which this filing relates. BRF has the shared power to vote or direct the vote of and dispose or direct the disposition of 132,493 Shares to which this filing relates. BORF has the shared power to vote or direct the vote of and dispose or direct the disposition of 67,507 Shares to which this filing relates.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

All transactions in the Shares which have been effected by the Reporting Persons during the 60 days prior to August 25, 2005 are listed on Exhibit B.

The 200,000 Shares were acquired for investment purposes. The Reporting Persons and/or the Reporting Persons on behalf of the Investment Funds may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A

Transactions in the Shares which have been effected by the Reporting Persons during the 60 days prior to August 25, 2005 are listed on Exhibit B.

--------------------------------------------------------------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             September 6, 2005
                                     ----------------------------------------
                                                (Date)


                                      James D. Bennett*

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                              (Signature)


                                          James D. Bennett
                                      ----------------------------------------
                                              (Name/Title)


                                      Bennett Restructuring Fund, L.P.*

                                      By: Restructuring Capital Associates, L.P.
                                          General Partner

                                      By: Bennett Capital Corporation
                                          General Partner

                                       /s/ James D. Bennett
                                       ----------------------------------------
                                               (Signature)

                                            James D. Bennett, President
                                        ----------------------------------------
                                                (Name/Title)


                                      Bennett Offshore Restructuring Fund, Inc.*

                                        /s/ James D. Bennett
                                       ----------------------------------------
                                                (Signature)

                                            James D. Bennett, Director
                                        ----------------------------------------
                                                (Name/Title)


* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                             JOINT FILING AGREEMENT

         The undersigned agree that this schedule 13D dated September 6, 2005, relating to the Common Stock of Kaiser Group Holdings, Inc. shall be filed on behalf of the undersigned.



                                      James D. Bennett

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                             (Signature)


                                          James D. Bennett
                                      ----------------------------------------
                                             (Name/Title)


                                      Bennett Restructuring Fund, L.P.

                                      By: Restructuring Capital Associates, L.P.
                                          General Partner

                                      By: Bennett Capital Corporation
                                          General Partner

                                       /s/ James D. Bennett
                                       ----------------------------------------
                                               (Signature)

                                           James D. Bennett, President
                                        ----------------------------------------
                                               (Name/Title)


                                      Bennett Offshore Restructuring Fund, Inc.

                                       /s/ James D. Bennett
                                       ----------------------------------------
                                               (Signature)

                                           James D. Bennett, Director
                                        ----------------------------------------
                                               (Name/Title)

                                    Exhibit B


             Schedule of Transactions in Shares in the last 60 days
             ------------------------------------------------------

Date            Price Per Share      Purchased/Sold       Number of Shares
----            ---------------      --------------       ----------------
8/25/05            $39.00               Sold                   14,848
8/22/05            $38.50               Sold                    5,000






75252.0000 #598564